March 17, 2016

Via EDGAR

Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: David Link

Dear Sir:

Re:	Valmie Resources, Inc. (the “company”)
Amendment No. 3 Registration Statement on Form S-1
Filed March 8, 2016
File No. 333-206727

I am the sole officer and director of the company and have prepared this letter in response to a comment letter issued by the SEC on March 11, 2016. My response is as follows, with capitalized terms used but not defined herein having the meanings ascribed to such terms in the registration statement:

Business Description

Overview, page 13

Business Strategy, page 13

1.	We note that you revised the disclosure from “Vertitek is currently developing the commercial V-1 Drone…” to “Vertitek’s under development commercial V-1 Drone….” Please tell us whether there has been any substantive change in the development of the commercial V-1 Drone.

Response: The company has revised the registration statement to disclose that on February 10, 2016, it was granted an exemption (No. 14749, Regulatory Docket No. FAA–2015–4694) from Section 333 of Public Law 112-95 by the Federal Aviation Administration to operate two models of the V-series drones to perform aerial data collection, and in particular, to conduct aerial based agricultural applications, search and rescue operations, power-line inspections, pipe-line inspections, infrastructure surveying and aerial imaging. The exemption is subject to industry standard weight, speed and altitude limitations, as well as certain visual line of sight, visual observer, operating document, safety and pre-flight inspection measures, among others.

The exemption will terminate on February 28, 2018, and the company does not anticipate being unable to comply with any conditions of the exemption during the term.

Our Corporate History and Background, page 14

2.	Please revise your disclosure to identify the investors who purchased the promissory notes noted in this section. Supplementally advise us whether any of the purchasers of the promissory notes are affiliated with Tuverga Finance Ltd.

Response: The company has revised the disclosure in the registration statement as requested.

Market for Common Equity and Related Stockholder Matters, page 29

9. Intangible Assets, page F-9

3.	We note your deletion of the disclosure that your stock is quoted on the OTC Bulletin Board and your disclosure now indicates that your stock is quoted on the OTC Markets. Please revise the registration statement to indicate that your stock is quoted on the OTC Pink marketplace.

Response: The company’s stock is quoted on both the OTC Bulletin Board and the OTC Pink marketplace, and the disclosure in the registration statement has been revised accordingly.

4.	We note that you seek to register up to 10 million shares of common stock pursuant to an equity investment agreement with Tuverga Finance Ltd. Our staff accommodation permitting the resale offering of shares to be issued under an equity line transaction is not available where there is not an active public market for the shares being offered. In this regard, we note that your common stock is quoted on the OTC Pink marketplace. Please remove these shares from your registration statement as the staff does not consider the private transaction to be completed due to lack of a fixed purchase price under your equity line agreement and our position that the OTC Pink marketplace does not constitute an existing or public market. Please revise your registration statement or advise us as appropriate.

Response: Please see the response to item 3, above. In addition, it is the company’s opinion that the equity line transaction with Tuverga meets all of the conditions set out in Question 139.13 of the SEC’s “Securities Act Sections” Compliance and Disclosure Interpretation, last updated on May 16, 2013 (the “CD&I”), and that it would continue to meet those conditions even if the company’s stock was no longer quoted on the OTC Bulletin Board. This opinion stems from the company’s belief that the following paragraph in the CD&I reflects a misunderstanding of the current relationship between the OTC Bulletin Board, the OTCQB marketplace and the OTC Pink marketplace:

We will not object that a private transaction is not “completed” based on the lack of a fixed price if the agreement provides for pricing based on a formula tied to market price and there is an existing market for the securities as evidenced by trading on a national securities exchange or through the facilities of the OTC Bulletin Board or the OTCQX or OTCQB marketplaces of OTC Link ATS.

While the company understands that the OTC Bulletin Board and the OTCQB and OTC Pink marketplaces are really interdealer quotation systems that reflect market making interest in eligible securities, the OTC Bulletin Board has effectively ceased to exist over the past few years for largely technological reasons – in November 2014, for example, FINRA retired the OTCBB.com website with the goal of migrating its OTC reporting facility to a new technology platform, a process which has yet to be completed in any meaningful way. In short, little to no trading activity currently occurs through the facilities of the OTC Bulletin Board, a fact that has resulted in the OTCQB and OTC Pink marketplaces operated by OTC Markets Group Inc., a for-profit corporation (“OTC Markets”), achieving primacy.

In connection with this industry shift, sometime in 2014 OTC Markets realized that a source of potential revenue wasn’t sufficiently being exploited, and therefore implemented new eligibility standards for the OTCQB marketplace along with (surprise!) new application and annual fees that issuers were required to pay in order to remain on their current market tier. Many in the industry perceived this as a blatant cash grab despite OTC Markets’ insistence that the new standards were enacted in order to, among other nebulous claims, provide “a strong baseline of transparency”, and a large number of issuers therefore decided to forego paying the fees with the result that their quotes were unilaterally moved the OTC Pink marketplace. In other words, many issuers that were formerly OTCQB-eligible were relegated to the OTC Pink tier even though their reporting status with the SEC had not changed.

OTC Markets recognizes that issuers with their stock quoted on the OTC Pink marketplace vary widely in terms of their reporting; as such, it segments those issuers based on the quantity and quality of the information they provide to investors. In the company’s case, it meets the requirements of the “Current Information” segment by virtue of its status as an issuer that files reports with the SEC. Funnily enough, this segment isn’t properly recognized in OTC Markets’ own description of the three available options, in all likelihood because profit maximization cannot occur if OTCQB-eligible issuers refuse to pay the application and annual fees noted above en masse.

For an SEC reporting issuer such as the company, the only differences between having its stock quoted on the OTCQB or the OTC Pink tiers, in addition to the increased costs, are established by the following OTCQB ongoing requirements, none of which appear to be relevant in the circumstances:

●	meet an ongoing minimum bid price test of $0.01 as of the close of business for at least one of every 30 calendar days – in practice, however, OTC Markets provides a cure period of several months in the event that an issuer is unable to satisfy this requirement;

●	may not be subject to bankruptcy or reorganization proceedings; and

●	post a one page annual certification on the OTC Markets website.

As a result, it is the company’s position that the implicit distinction drawn between the OTCQB marketplace and the “SEC Reporting – Current Information” segment of the OTC Pink marketplace in the CD&I is rather arbitrary and should therefore be revisited.

As a final note, the fact that the company’s stock continues to be quoted on the OTC Bulletin Board appears to adequately address the “fixed purchase price” issue, although it’s arguable that the relevant paragraph of the CD&I included above distinguishes between (i) the requirement for the Equity Investment Agreement to provide for pricing based on a formula tied to market price, which it clearly does, and (ii) the existence of a market for the company’s stock as evidenced by trading through the facilities of one of the designated markets.

Part II

Recent Sales of Unregistered Securities, page 37

5.	Please revise to identify the investor who purchased promissory notes between July 30, 2015 and November 30, 2015 in the aggregate principal amount of $102,500 and two additional promissory notes since November 30, 2015 in the aggregate amount of $35,000.

Response: The company has revised the disclosure in the registration statement to identify the investor as requested.

* * * * *

On behalf of the company, I acknowledge that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any further questions or comments.

Yours truly,

/s/ Gerald B. Hammack
Gerald B. Hammack